Filed by: BANCA INTESA

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SANPAOLO IMI

Commission File Number:  001-14870

Milan, 13 October 2006 Italian Leader with European Scale Setting a New Benchmark for Value Creation The Merger Project

Disclaimer IMPORTANT INFORMATION In connection with the proposed business combination, the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent. This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person. The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration. FORWARD-LOOKING STATEMENTS This communication contains forward-looking information and statements about Banca Intesa S.p.A and Sanpaolo IMI S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Banca Intesa S.p.A. nor Sanpaolo IMI S.p.A. undertakes any obligation to update any forward-looking information or statements.

Foreword This presentation describes the Merger agreement and focuses on the industrial rationale and the value creation potential of the Transaction The data herein provided takes into account the impact of the announced disposal of branches / banking subsidiaries to Crédit Agricole and does not include any potential further antitrust requirements The New Group Business Plan will be developed by the new management team and will be presented in the first half of 2007

Agenda 1. Transaction Summary 2. Industrial Rationale 3. The Agreement with Crédit Agricole 4. Corporate Governance and Organisational Model 5. Value Creation 6. Integration Process 7. Closing Remarks

Undisputed Italian Leader with European Scale

The Italian Leader	▪ Undisputed leader in all segments with a market share of >20% in customer loans and deposits, roughly twice the next largest player ▪ Clear leadership in most attractive products ▪ Strong capital base and best in-class asset quality
Unique Customer Reach	▪ Largest domestic branch network: ~5,500 branches, ~17% market share and ~12 million clients ▪ Best branch footprint making the Group truly nationwide: market share >15% in 15 regions out of 20 ▪ High penetration of local markets: market share <5% only in 9 provinces out of 103 ▪ Particular strength in the wealthiest areas of Italy: strong retail presence covering more than 70% of Italian household wealth
Strategic and Complementary International Presence	▪ Strong and complementary presence in Central and Eastern Europe reaching over 6 million clients in 10 countries through ~1,400 branches(1) ▪ Most extensive international network among Italian banks with a presence in 34 countries

Undisputed leadership in attractive Italian market with strategic international scale

Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole
(1) Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway)

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Significant Value Creation with Very Low Execution Risk

Significant Synergy Generation

- ~€1.6bn estimated pre-tax synergies in 2009, with a further ~€100m of cost synergies in 2010
  - ~€1bn cost synergies, equivalent to ~10.6% of 2005 combined cost base[(1)] and representing ~63% of total synergies 2009
  - ~€0.6bn revenue synergies, equivalent to ~3.5% of 2005 combined revenue base[(1)] and representing ~37% of total synergies 2009
- One-off integration costs estimated at ~€1.6bn

Very low execution risk due to the friendly nature of the merger, proven track record in managing integrations and compatible organisational models

(1) 2005 combined revenues and costs pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole

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A Shared Commitment to Sustainable Growth Ready to face the challenges of delivering sustainability The Merger of Two Banks Sharing Common Values Solid value creation fostering social cohesion and taking a long term approach to preserving the environment Building on local strengths, promoting local economies and respecting local differences Client-oriented policies Valuing relationships through high quality services and products Harnessing human capital as a strong lever to enhance corporate value Taking a responsible attitude towards all stakeholders through continuous and constructive dialogue

Attractive Proposition for All Stakeholders Fully committed to value creation, leveraging a unique market presence Shareholders Ordinary payout in excess of 60% while maintaining a sound capital base Possibility to return excess capital to shareholders Transaction EPS accretive for both Banca Intesa and Sanpaolo IMI shareholders Higher growth potential than stand-alone entities Modern governance rules ensuring fair representation of all Shareholders and effective management Clients A true “local” bank in all Italian regions with unrivalled retail presence Enhanced product and service offering as result of new investments in technology and product innovation Even m ore competitive pricing for clients in some products thanks to cost efficiencies Employees Creation of an industry leader, able to attract and retain talent Professional growth opportunities for all employees Stimulating and transparent environment where merit is rewarded Transparent rules and disclosure of strategies in order to enhance internal cohesion Society and Environment An important growth engine for the countries where the Group operates, particularly Italy, able to favour infrastructure development initiatives and Italian corporates’ main business projects in Italy as well as abroad Great attention to the specific needs of all segments of society and promotion of financial inclusion (i.e. immigrants, young people, Third Sector, etc.) Strong commitment to the protection of the environment and local communities strengthening sustainable performances

Key Terms and Clear Corporate Governance

Key Terms and Conditions	▪ Friendly transaction to be implemented via a merger of equals ▪ 3.115 new Banca Intesa ordinary shares for each Sanpaolo IMI ordinary / privileged share ▪ Combined market capitalisation of ~€72bn(1) ▪ Conditions: subject to shareholders' and relevant regulatory approval
Agreement with Crédit Agricole	▪ Disposal of CR Parma, FriulAdria and 193 branches to Crédit Agricole ▪ Feasibility study to assess the possibility of a pan-European joint-venture in asset management ▪ Put / Call agreements with Crédit Agricole on the activities attributable to 65% of Nextra sold in 2005 if the joint-venture in AM is not considered feasible

Clear Corporate Governance	▪ Legal HQ in Turin, operating HQs in Milan and in Turin
	▪ Modern corporate governance proposition through Dual Model:
	  ▪ Supervisory Board - Approval of strategic decisions
	  ▪ Management Board - Group management
	▪ Well-defined allocation of responsibilities
	  ▪ One Chairman at Supervisory Board level (Giovanni Bazoli) and 1 Chairman at Management Board level (Enrico Salza)
	  ▪ One Empowered CEO: Corrado Passera, part of the Management Board
	  ▪ Two general managers. One of them, Pietro Modiano, deputy to the CEO

Organisational Model	▪ Enhancement of the "Banca dei Territori" model: the most appropriate way for managing different regional realities ▪ Adoption of a single national brand for Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. branch networks

(1) Based on share prices as of 11 October 2006

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Key Transaction Dates By End December 2006 12 October 2006 26 August 2006 1 January 2007 ü ü Status End November / Beginning December 2006 Note: Timetable is indicative and may change depending on legal and regulatory considerations Approval of the Merger Project guidelines by Banca Intesa and Sanpaolo I MI Boards Approval of the Agreement with Cr é dit Agricole by Banca Intesa Board Approval of the Merger Project by Banca Intesa and Sanpaolo IMI Boards Approval of Merger Documentation (“Progetto di Fusione”) by Banca Intesa and Sanpaolo IMI EGMs All relevant regulatory approval Merger effective

Agenda 1. Transaction Summary 2. Industrial Rationale 3. The Agreement with Crédit Agricole 4. Corporate Governance and Organisational Model 5. Value Creation 6. Integration Process 7. Closing Remarks

The Undisputed Italian Leader

Product / Segment	Market Share	Ranking (#)	Δ vs. Next Largest Player
Loans to Customers	20.2%	1	+9.6pp
Mortgages	19.0%	1	+2.0pp
Consumer Credit(1)	15.4%	1	+4.1pp
Factoring	25.3%	1	+9.5pp
Customer Deposits	20.4%	1	+10.0pp
Asset Management	30.9%	1	+15.8pp
Bancassurance	27.5%	1	+14.8pp
Private Banking	23.4%	1	+6.6pp
Foreign Trade Settlements	27.4%	1	+13.6pp

Source: 2005 Annual Reports, Bank of Italy, UIC, IAMA, Assifact, Assogestioni, Assofin, Ass. Italiana Private Banking and Thomson Financial
Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole, except for asset management (June 2006). Market shares based on the following metrics: for mortgages and consumer credit, new business; for asset management, OICR funds; for bancassurance, life new premiums; for private banking, total assets' clients; for factoring, cumulated turnover; for foreign trade settlements, total value of payments (goods)
(1) Including Agos

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The Italian Market Has High Growth Potential Source: Central Banks, RBR Payment Cards in Europe, local category associations, McKinsey analysis (1) Includes: France, Germany, UK, Spain, Portugal, Belgium, Sweden, the Netherlands, Switzerland Products Current accounts Current accounts/ inhabitant Credit cards Cards/inhabitant Life insurance Reserves/GDP (%) Mortgages Stock/GDP (%) Consumer finance Stock/GDP (%) 0.8 1.0 -20% 0.5 0.8 -38% 26.1 49.7 -23.6p.p. 19.2 52.7 -33.5p.p. 5.5 8.9 -3.4p.p. Indicators Italy Europe(1)

Financial Strength Built on Best in Class Asset Quality and Sound Capital Base NPL(1) Coverage Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole, including capital gains (1) Sofferenze (2) UniCredit, Capitalia, MPS, BNL Net NPLs(1) / Net Loans Core Tier 1 Ratio New Group Main Italian Competitors(2) 62% 72% 2.2% 0.8% 6.2% 8.8%

Unique Customer Reach 34 613 165 1,259 83 691 175 297 115 176 132 427 122 23 284 21% 460 33 14% 90 17% 194 11% 116 17% 35% 24% 21% 21% 9% 19% 9% 5% 17% 30% 24% 19% 16% 16% 18% 5-10% 10-15% >20% 15-20% Source: Bank of Italy. Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole (1) Source: Bank of Italy regional accounting reports as of May 2006 based on 2005 data Northern Italy, where ~60% of branches of the New Group is located, accounting for 55% of Italy’s GDP(1) Rank #1 #2 #1 #1 #1 Branch Distribution by Geography Market Share and Positioning of the New Group New Group North- East Centre North- West South & Islands 23% 38% 15% 24% 21.4% 14.7% 13.1% 19.2% 17.4% North- West North- East Centre South & Islands Italy

High Penetration of Local Markets, Particularly Strong in the Wealthiest Areas Source: Istat, Bank of Italy Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole > 20% 10-20% < 10% 0% 5,921 5,921 5,921 100% Sanpaolo IMI Banca Intesa New Group Market Share Number of Micro Markets (“Comuni”) Italian Household Wealth “Banca dei Territori” organisational model with strong local brands will help to maximise local reach Strong Retail Presence in Areas Representing ~70% of Household Wealth 4,669 3,557 273 299 111 454 379 515 1,014 574 1,738 20 4,180 8 30 42

Strong and Complementary Strategic Presence in Fast Growing Central and Eastern European Markets Source: Annual reports, public information. Market shares and rankings calculated on total assets (1) Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway) Presence in 10 countries, total assets of over €25bn and ~1,400 branches(1) Combined Presence in CEE Russia n.a. / n.a. Ukraine(1) #5 / 5% Slovakia #2 / 16% Slovenia #6 / 6% Hungary #3 / 9% Bosnia #5 / 4% Croatia #2 / 18% Romania n.a. / 1% Serbia(1) #2 / 13% Albania #5 / 5% Both Banks Sanpaolo IMI Banca Intesa

Leading European Player Source: FactSet. 2005 Annual Reports. Sample including only publicly traded European banks, except ING and Fortis (due to the high weight of the insurance business) Prices as of 11 October 2006 (1) Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole Rank Eurozone The New Group will be one of the top Eurozone banks Market Capitalisation (€bn) Customer Loans (€bn) 1 2 5 7 8 3 13 19 4 6 (1) Rank Eurozone 1 2 3 4 6 5 10 11 (1) 172.3 103.5 88.7 81.8 80.4 69.8 68.3 63.8 60.7 59.7 58.6 33.6 38.6 72.2 HSBC UBS RBS SAN BNPP Intesa+SPIMI UCI Barclays BBVA HBOS SG CS Intesa SPIMI

Agenda 1. Transaction Summary 2. Industrial Rationale 3. The Agreement with Crédit Agricole 4. Corporate Governance and Organisational Model 5. Value Creation 6. Integration Process 7. Closing Remarks

The Agreement at a Glance: Summary and Strategic Rationale

Strategic Rationale

- Pre-emptively addressing antitrust issue
- Address branch overlap
- Maximise value from disposals
- Restore all options to develop New Group asset management business

Banking Network	▪ Disposal to Crédit Agricole ("CA") of
	  ▪ 100% of CR Parma e Piacenza (310 branches as of 30 June 2006)
	  ▪ 76% of FriulAdria (149 branches as of 30 June 2006)
	  ▪ Additional 193 retail branches, again to pre-empt antitrust issues
	▪ Aggregate cash purchase price of ~€6bn
	▪ Pre-tax capital gain of ~€4bn

Asset Management	▪ Assess the possibility of a pan-European joint-venture in asset management ▪ Put / Call agreements up to October 2007 with CA on the activities attributable to the 65% of Nextra sold in 2005 by Banca Intesa to CA at a price in line with the price of the original sale
Other	▪ Consumer credit joint venture - related to Banca Intesa network - to remain in force for 3 year period, at the end of which a call / put option is exercisable for the sale to CA of Banca Intesa's 49% interest in Agos ▪ Transaction closing conditional on the merger

Sizeable pre-tax capital gain of ~€4bn and complete freedom in developing the New Group's asset management business

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Banking Network: Disposal of 652 Branches to Crédit Agricole Bank of Italy. Data as of December 2005 (2) Based on FY06 expected Net Income Agreed Banking Perimeter (1) Key Financials Cash consideration of ~€6bn, with a pre-tax capital gain of ~€4bn, fully recognises value of sold assets 50 147 67 111 184 11 7 61 0% >0-2% >4% >2-4% 7 Data (1H06) Implied Multiple Net Equity €2bn 3.2 x Direct Customer Deposits €24bn 0.26 x Indirect Customer Deposits €44bn 0.14 x Net Income €201 m 1 6 .6 x (2) Branches 652 €9.6 m per branch

Asset Management: Re-Acquiring Full Flexibility Feasibility study to assess the possibility of a pan-European joint-venture in asset management If joint-venture project not feasible Put / call agreement on the activities attributable to the 65% of Nextra sold in 2005 at a price in line with the price of the original sale (€816m) Exercise period: from the date of the branches' sale (Jan-Mar 2007) up to October 2007 Existing agreements to remain in force with respect to the exclusive distribution until exercise of the call/put options, with the exception of the following Crédit Agricole shall waive the right to purchase, following the merger, Sanpaolo IMI AM companies Crédit Agricole acknowledges that Sanpaolo IMI branch network does not fall within the scope of the distribution agreement 65% 35% Current Structure The New Group will have complete freedom in developing the significant potential of the asset management business Key Terms of the Agreement

Agenda 1. Transaction Summary 2. Industrial Rationale 3. The Agreement with Crédit Agricole 4. Corporate Governance and Organisational Model 5. Value Creation 6. Integration Process 7. Closing Remarks

Effective Corporate Governance through Dual Model and One Empowered CEO Members elected by the General Shareholders’ Meeting Supervising the activities of the Management Board Specifically responsible for the approval of main strategic initiatives proposed by the Management Board Members elected by Supervisory Board Responsible for the group management in accordance with the general strategic guidelines defined by the Supervisory Board Modern governance rules ensuring fair representation of all shareholders and effective management One empowered CEO, member of the Management Board Supervisory Board Management Board CEO

Eurizon Divisional Model with Clearly Identified Business Units (1/2) Retail Private Small business SME Corporate Financial institutions Sovereign / public authorities Public utilities Other PA service providers Infrastructures Banca dei Territori(1) Corporate & Investment Banking Public & Infrastructure Financing Foreign Subsidiary Banks Legal HQ in Turin Operating HQs in Milan and Turin Parent Company (Operating Holding) Presence in 10 CEE countries Asset management Life and P&C insurance PFA network Clients Business Units Products Companies Other Product Companies Under the Group business units’ control (1) Domestic commercial banking

Divisional Model with Clearly Identified Business Units (2/2)

Key Characteristics

Banca dei Territori[1]	Corporate & Investment Banking	Public & Infrastructure Financing	Foreign Subsidiary Banks
▪ The leading banking distribution network in Italy - ~5,500 domestic branches with ~12m retail clients - creation of a specialised "Private Bank" with 190 dedicated service centres - ~300 specialised SME centres - ~4,000 investment advisors in the branch network - unique platform for direct channels ▪ Co-ordination of an integrated product companies platform, incl.: - Credit cards - Leasing	▪ Largest corporate player in Italy ▪ Group provider for corporate and investment banking services, working closely with other business units to leverage strong customer base ▪ Leading Italian debt equity capital markets platform, with critical mass in several plain vanilla and structured products ▪ Undisputed leadership in factoring ▪ Leveraging strong competencies and brands	▪ Creation of a leading Italian player through the merger of Banca OPI / BIIS - ~€23bn lending to PA customers - 22% market share in Italy ▪ Dedicated product offer, incl.: - Lending - Municipal bonds - Project financing - Equity investments - Advisory - Securitisations	▪ Strong CEE positioning with enhanced growth potential[2]: - presence in 10 countries - ~1,400 branches - €25bn total assets

(1) Domestic commercial banking
(2) Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway)

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Enhancing Territorial Strength through the “Banca dei Territori” Model Clear flat and effective management structure with key role of area managers Local character maintained through valuable brands and separate legal entities Specialisation through dedicated branches and customer service models Full use of multi-channel delivery of banking services Single operating and back office platform The most appropriate way for managing different regional realities Main Features Clear management ownership and accountability Build on the strong local ties of the Group’s regional brands Enable effective management of local diversity and meet customer needs Reduce cost to serve customer and improve convenience Ensure scale efficiencies and effective business process management Benefits for the New Group The New Group Network Model Enhanced territorial strength through regional banks concentrated in their traditional geographical areas A network of the merged Banca Intesa S.p.A. / Sanpaolo IMI S.p.A. branches under a common umbrella brand complemented by regional banks with strong local brands Elimination of commercial overlap through branch transfers facilitating customer reach

Agenda 1. Transaction Summary 2. Industrial Rationale 3. The Agreement with Crédit Agricole 4. Corporate Governance and Organisational Model 5. Value Creation 6. Integration Process 7. Closing Remarks

€1.6bn Synergies by 2009, with Further ~€100m in 2010 ~150 (1) Data pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole Revenue Synergies 2009/ Combined Revenues 2005(1) Cost Synergies 2009/ Combined Costs 2005(1) ~800 ~1,550 ~1,650 Pre-Tax Synergies (€m) Costs as a % of Total Revenues as a % of Total 50% 60% 63% 65% 50% 40% 37% 35% 2007 2008 2009 2010 3.5% 10.6%

Cost Synergies Breakdown and Key Actions

	Amount (€m)	% of Total	Key Actions
IT	270	28%	▪ Unification of IT architecture ▪ Rationalisation of software / hardware management and info providers
Central Functions	140	14%	▪ Integration and rationalisation of new combined structure
Administrative Expenses	310	32%	▪ Economies of scale ▪ Unification of procurement functions ▪ Renegotiation of purchasing agreements
Back Office/ Support Structures Banking Network	160	16%	▪ Integration of back office at both central and local level ▪ Alignment to best practice
Product Companies	90	9%	▪ Integration of product companies (e.g. Leasint / Intesa Leasing)
International Network	10	1%	▪ Economies of scale in overlapping CEE banking subsidiaries ▪ Integration of international offices
Total 2009	980	100%	Personnel cost savings 07-09 equal to €360m, representing ~7% of combined personnel costs in 2005, mainly from central functions and back office rationalisation

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Revenue Synergies Breakdown and Key Actions Total 2009 70% 43% 100% (13%) Amount (€m) % of Total Key Actions Retail Higher penetration in local markets leading to an increase in cross- selling and share of wallet Improve d pricing competitiveness Launch of new products Best practice transfer Corporate Increased number of commercial staff per client enables improved market coverage Alignment o f internal best practice in terms of productivity / margins thanks to product sharing, IT and strengthened commercial approach Enhancement of investment banking / capital markets factory Revenue Attrition Estimated potential reduction of business volumes related to corporate clients exceeding appropriate risk reward ratio in share of wallet 580 (75) 250 405

Key Factors Empowering the Growth Potential of the Group Marketing / Communication Product Innovation Networking Increased number of micro markets with “optimal” critical mass Drivers to Enhanced Growth Potential as a Result of the Merger Penetration Relative Strength Increased “reach” / optimised dimension in substantially fragmented markets Alignment of Best Practices Performance enhancement driven by knowledge sharing Flat organisational structure facilitates sharing of best practices Pooling of Talents effect Opportunity to draw on best talent in all geographical and product areas Truly national coverage of market Strengthened commercial focus thanks to improved deployment of customer managers Enhanced commercial effectiveness Allocation of best managers to key clients Greater growth potential for New Group in highly fragmented local Italian banking markets

Integration Costs Estimated at €1.6bn Total 07-09 10% 90% 69% 19% 100% 6% 5% Amount (€m) % of Total Description Personnel Costs related to expected redundancies Training costs Advertising New Group institutional advertising Commercial development initiatives IT Hardware / software Write - offs Related costs (mobility, training, etc) Rebranding and Other Rebranding: from branches to stationery Legal and consultancy costs 1,550 100 300 80 1,070

Main Combined Financial Targets Excluding Restructuring Costs Strong value creation with further upside potential returns from excess capital (1) Data pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole (not including the capital gain) and adjusted excluding main non-recurring items Combined 2005 Adjusted (1) 2009 CAGR 05 - 09 Operating Margin (€bn) 7.2 13.4 16.9% - - - - - - - - Net Income (€bn) 3.9 7.0 14.9% - - - - - - - - EPS (€) 0.31 0.54 14.9%

Agenda 1. Transaction Summary 2. Industrial Rationale 3. The Agreement with Crédit Agricole 4. Corporate Governance and Organisational Model 5. Value Creation 6. Integration Process 7. Closing Remarks

Phase 1: Merger Agreement Phase 2: Merger Process Integration Process Timeline Merger completion, with full roll-out of Banca dei Territori, by 2008 Description Expected Timeline Creation of one integration unit reporting directly to the CEO Definition of procedures for co-ordination of former Sanpaolo IMI and Banca Intesa networks Definition of new divisional business model Now – Year End Appointment of the management team IT diagnostic, choice of target IT system and software development Integration of central functions Organisation and IT migration 18-24 months after merger

Low Execution Risk Friendly nature of the transaction Proven track-record in managing integrations Empowered Chief Executive Officer Dedicated integration unit directly reporting to the Chief Executive Officer Compatible organisational models Integration Process with a Low Execution Risk thanks to:

Agenda 1. Transaction Summary 2. Industrial Rationale 3. The Agreement with Crédit Agricole 4. Corporate Governance and Organisational Model 5. Value Creation 6. Integration Process 7. Closing Remarks

Closing Remarks Full commitment to value creation for all stakeholders Italian leader with European scale Unique customer reach, with high penetration of local markets, creates one of the best domestic competitive positions in European banking Significant synergy generation due to the domestic nature of the deal Low execution risk due to friendly nature of the deal, proven track record in managing integrations and compatible organisational models